Exhibit 12.1
CHC Group Ltd.
Ratio of Earnings to Fixed Charges (Dollars in thousands)

	2010		2011		2012		2013		2014
Fixed Charges:
Interest, including amortization of deferred financing charges, discounts and other charges	$84,969		$153,389		$132,871		$150,151		$187,250
Interest portion of rental payments	70,483		77,273		81,084		94,403		136,086
Total fixed charges	$155,452		$230,662		$213,955		$244,554		$323,336
Loss from continuing operations before income taxes and earnings from equity accounted investees, plus distributed income from equity investees less capitalized interest	(74,629)		(98,918)		(34,732)		(65,731)		(145,009)
Plus: fixed charges (calculated above)	155,452		230,662		213,955		244,554		323,336
Earnings available to cover fixed charges	$80,823		$131,744		$179,223		$178,823		$178,327
Ratio of earnings to fixed charges	—	(1)	—	(2)	—	(3)	—	(4)	—	(5)

1.	Earnings were insufficient to cover fixed charges by $74.6 million for the year ended April 30, 2010.

2.	Earnings were insufficient to cover fixed charges by $98.9 million for the year ended April 30, 2011.

3.	Earnings were insufficient to cover fixed charges by $34.7 million for the year ended April 30, 2012.

4.	Earnings were insufficient to cover fixed charges by $65.7 million for the year ended April 30, 2013.

5.	Earnings were insufficient to cover fixed charges by $145.0 million for the year ended April 30, 2014.